# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: First Western Financial, Inc., CIK 0001327607
CUSIP: 33751L105
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 1900 SIXTEENTH ST, #1200, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001214659-25-012171
Filed by CIK 0001867831

## Reporting persons
- North Reef Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 685,954; sole dispositive power 0; shared dispositive power 685,954; aggregate amount beneficially owned 685,944 (7.06% of the class)
- North Reef Capital Management GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 685,954; sole dispositive power 0; shared dispositive power 685,954; aggregate amount beneficially owned 685,954 (7.06% of the class)
  Comment: Limited Liability Company
- James H. Hanna, III: type of reporting person: individual (IN); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 685,954; sole dispositive power 0; shared dispositive power 685,954; aggregate amount beneficially owned 685,954 (7.06% of the class)

## Item 1. Issuer
Name of issuer: First Western Financial, Inc.
Address of issuer's principal executive offices: 1900 16th Street, Suite 1200, Denver, CO 80202

## Item 2. Person Filing
Name of person filing:
North Reef Capital Management LP
North Reef Capital Management GP LLC
James Hanna, III
Address of principal business office or, if none, residence:
c/o North Reef Capital Management LP
1833 South Coast Highway
Suite 210
Laguna Beach, California 92651
Citizenship:
North Reef Capital Management LP - Delaware
North Reef Capital Management GP LLC - Delaware
James Hanna, III - California

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 685,954
Percent of class: 7.06%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 685,954
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 685,954

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 99.1 - JOINT FILING AGREEMENT

## Signatures
- North Reef Capital Management LP: /s/ Daniel M. Locasto, Chief Compliance Officer (02/17/2026)
- North Reef Capital Management GP LLC: /s/ James H. Hanna, III, Managing Member (02/17/2026)
- James H. Hanna, III: /s/ James H. Hanna, III, James H. Hanna, III (02/17/2026)